

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 23, 2010

Mr. Dennis Tan
President and CEO
Uranium 308 Corp.
2808 Cowan Circle
Las Vegas, NV 89102

> **Re: Uranium 308 Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 20, 2009**
> **Response Letter Dated January 5, 2010**
> **File No. 0-52476**

Dear Mr. Tan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief